Exhibit 99.1
PLIANT CORPORATION
Reconciliation of income from continuing operations before income taxes and EBITDA(R) or Segment Profit and Pro Forma EBITDA

	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
Amounts in $ millions	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Income (loss) from continuing operations before income taxes	$(35.7)	$19.1	$(73.8)	$1.4

Add(deduct)
Depreciation and amortization	11.2	10.7	33.2	33.8
Interest	23.1	21.7	68.6	63.8
Restructuring and other costs	3.8	5.4	10.5	7.2
Reorganization and other costs	0.1	0.3	0.1	1.1
Other operating costs	—	—	0.1	1.1
Gain on extinguishment of debt	—	(32.5)	—	(32.5)

EBITDA(R) or Segment Profit	$2.5	$24.7	$38.7	$75.9
Plant closing cost savings	2.2	—	6.7	—
Reduction in workforce cost savings	0.3	—	2.5	—

Pro Forma EBITDA	$5.0	$24.7	$47.9	$75.9